07021161

February 14, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

SUPPL

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2007 (Filed on February 5, 2007)
2. Notice of the Monthly Sales for the Term Ending September 2007 (Filed on February 5, 2007)
3. Notice Concerning Broadcast News (Report on Progress) (Filed on February 5, 2007)
4. Purchasing Condition Report of Treasury Stock (Filed on February 2, 2007)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

2/20

SN-2007-2

FULLCAST

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

FULLCAST

February 5, 2007

Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2007

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
Chairman and Chief Executive Officer:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone:	+81-3-3780-9507
Board meeting for approving:	February 5, 2007
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the First Quarter Ended December 31, 2006 (October 1, 2006 – December 31, 2006)

(1) Consolidated operating results

	Net sales		Operating income		Ordinary income	
	Million yen	YoY change (%)	Million yen	YoY change (%)	Million yen	YoY change (%)
First quarter ended December 2006	28,043	36.5	1,395	25.1	1,370	25.8
First quarter ended December 2005	20,541	26.2	1,115	78.6	1,089	65.7
Year ended September 2006	90,163	—	4,715	—	4,550	—

	Net income for the first quarter		Net income per share for the first quarter	Diluted net income per share for the first quarter
	Million yen	YoY change (%)	Yen	Yen
First quarter ended December 2006	716	- 27.0	2,632.67	2,632.06
First quarter ended December 2005	980	170.0	3,586.52	3,583.07
Year ended September 2006	2,942	—	10,757.95	10,736.22

Notes:
1. Investment profit and loss on equity method (million yen)
   First quarter ended December 2006: 19
   First quarter ended December 2005: 27
   Year ended September 2006: 36
2. Average number of shares outstanding (consolidated)
   First quarter ended December 2006: 271,934 shares
   First quarter ended December 2005: 273,312 shares
   Year ended September 2006: 273,503 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
First quarter ended December 2006	40,387	14,781	29.6	45,374.95
First quarter ended December 2005	30,348	13,110	43.2	47,966.64
Year ended September 2006	37,180	17,278	38.9	52,835.11

Note: 1. Number of shares outstanding
First quarter ended December 2006: 263,840 shares
First quarter ended December 2005: 273,312 shares
Year ended September 2006: 273,689 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
First quarter ended December 2006	- 187	- 946	2,334	13,108
First quarter ended December 2005	- 133	- 51	4,683	10,596
Year ended September 2005	2,567	- 3,548	6,719	11,906

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 22
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 3

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 1
Excluded: None
Affiliates accounted for under the equity method
Newly added: 1
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2007 (October 1, 2006 – September 30, 2007)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
Half year	55,100	3,100	1,650
Full year	116,000	7,000	3,700

Reference: Estimated net income per common share for the full year: 13,902.72 yen

Note: Figures above are rounded off to the nearest million yen.

The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2007 Fiscal Year*" section on page 8.

Table of contents

* *Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

FULLCAST

February 5, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

Consolidated First Quarter Financial Results for the Year Ending September 2007

Fullcast Co., Ltd. reports the consolidated financial results for the first quarter of the fiscal year ending September 2007 (October 1, 2006 ~ December 31, 2006) finalized by the Company's board of directors today.

1. Consolidated Operating Results Highlights

(1) Consolidated First Quarter Operating Results Highlights

In the first quarter under review, Fullcast achieved record first-quarter financial results. Compared with the year-ago periods, net sales rose 36.5%, operating income climbed 25.1% and ordinary income increased 25.8%.

Consolidated Operating Results in the First Quarter

Q1 of FY2007:
First quarter of the fiscal year ending September 2007 (Three months from October 1, 2006 to December 31, 2006)

Q1 of FY2006:
First quarter of the fiscal year ended September 2006 (Three months from October 1, 2005 to December 31, 2005)

(Million yen)

	Q1 of FY2007	Q1 of FY2006	YoY change	Full year projection	Progress
Net sales	28,043	20,541	36.5%	116,000	24.2%
Operating income	1,395	1,115	25.1%	7,000	19.9%
Operating income ratio	5.0%	5.4%	–	6.0%	–
Ordinary income	1,370	1,089	25.8%	7,000	19.6%
Current net income	716	980	- 27.0%	3,700	19.3%
Current net income per share	¥2,632.67	¥3,586.52	–	¥13,902.72	–

(Note) 1. The year-on-year comparisons in Consolidated Operating Results Highlights are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

2. Estimated current net income per share is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2007 *}}$$

* The estimated average number of shares outstanding during the term under review was based on the total number of new shares issued with the exercise of stock options, as well as shares repurchased by the Company during the period.

(2) Operating Results and Financial State

1) Summary

In the first quarter under review, the Japanese economy continued to stage a moderate recovery. Any sense of employment surplus in the corporate sector was eliminated, and companies increasingly faced a staffing shortage. This meant that demand for outsourcing services in the labor sector continued to be strong, and the market environment remained robust.

In this environment, the Fullcast Group (the "Company") stepped up its efforts to recruit human resources and focused on meeting corporate outsourcing needs. These efforts enabled the Group to grow sales in all segments and achieve record first-quarter financial results.

The Group recorded increased hiring and personnel expenses, reflecting stronger efforts to recruit human resources and expand offices. Nonetheless, the Group posted gains in both consolidated operating income and consolidated ordinary income.

However, net income for the first quarter under review declined. The main reason for this was that gains of 423 million yen on the change in an equity stake associated with the listing of a subsidiary (note) that were recorded in the same period last year were not posted in the first quarter under review.

As a result, net sales rose 36.5% over the same period last year, to 28,043 million yen, operating income increased 25.1%, to 1,395 million yen, ordinary income rose 25.8%, to 1,370 million yen, and net income declined 27.0%, to 716 million yen.

(Note) Fullcast Technology Co., Ltd. (securities code: 2458) listed its stock on the Jasdaq Securities Exchange on October 21, 2005.

2) Operating Highlights by Business Segment

Spot Business

In the Spot Business segment, net sales rose as orders received from new customers expanded with the improvement of the business office network and a rise in order volumes from existing customers for large projects. By industry, sales increased in the restaurant and retail sectors, which confronted a severe staffing shortage, and in the distribution sectors, which were the source of orders for larger projects.

Although personnel and hiring expenses rose with the aggressive office expansion and expanded recruitment of human resources to secure the necessary staff, this was more than offset by rising income at offices that opened in the first half of the previous fiscal year, and consequently profits moved higher.

As a result, net sales increased 34.6% from the same period last year to 15,577 million yen, with operating income, up 16.9% to 1,158 million yen.

The number of business offices at the end of the first quarter of the fiscal year in review rose 46 from the end of the previous fiscal year to 434 across the nation.

Factory Business

In the Factory Business segment, sales increased thanks to the robust production activities of companies and success in obtaining orders across the nation with stronger marketing capability. By industry, orders rose in a broad array of sectors, centering on those related to the IT industry and the consumer electronics industry.

Though personnel expenses and rents increased as we opened new business offices to meet strong demand, the Group achieved a significant rise in profits by reducing other expenses.

As a result, net sales rose 38.3% from the same period last year to 5,092 million yen with operating income rising 153.2% from a year earlier to 206 million yen in the segment.

The number of business offices at the end of the first quarter of the fiscal year in review rose 6 from the end of the previous fiscal year to 58 across the nation.

Technology Business

In the Technology Business segment, companies stepped up spending on development with an eye to expanding their businesses down the road and bolstering market competitiveness. Supported by robust demand, the number of dispatched engineers and technical experts specializing in design and development technology rose significantly over the same period last year. Orders for system development from the financial and communication industries also climbed.

On the profit front, while hiring and personnel expenses rose in line with efforts to secure human resources, profits moved higher thanks to initiatives in divisions that dispatch engineers to raise the average contract unit price and greater productivity in divisions that develop contracts.

As a result, net sales rose 13.3% from the same period last year to 4,017 million yen with operating income rising 8.0% from a year earlier to 238 million yen in the segment.

Office Business

In the Office Business segment, net sales grew as demand for short-term outsourced human resources remained strong and Fullcast Marketing Co., Ltd., which became a wholly-owned subsidiary of the Company in July 2006, joined the Group.

Moreover, Fullcast HR Institute Co., Ltd. launched "Employment Plaza," a new business targeting young workers, and aims to achieve rapid profitability by focusing on this new initiative.

In terms of profit, positive contributions were made in this segment by the sale of all shares in Fullcast Telemarketing Co., Ltd., a negative factor for profit in the same period last year, to joint venture partners, and by the results of Fullcast Marketing Co., Ltd.

As a result, net sales increased 65.4% from the same period last year to 2,605 million yen, with operating income rising 68.4% to 88 million yen.

The number of business offices at the end of the first quarter of the fiscal year in review rose 6 from the end of the previous fiscal year to 44 across the nation.

* "Employment Plaza (www.ss-plaza.jp)" is a new outplacement service that introduces young workers to midsize and second-tier companies that are having difficulty recruiting. To this end, Employment Plaza provides young and enthusiastic part-time workers and people looking for a career change with free counseling and guidance and training on the operation of PCs.

Other Business

In the Other Business segment, net sales moved higher, a result attributable to the participation of Fullcast Advance Co., Ltd., which became a wholly-owned subsidiary in the Group in May 2006.

This segment posted an operating loss, reflecting a slow improvement in the operating efficiency of Fullcast Advance Co., Ltd. and the operating expenses of Fullcast Growing School Co., Ltd. (note), among other factors.

As a result, net sales increased 351.3% from the same period last year, to 752 million yen, with the operating loss decreasing to 18 million yen, from 41 million yen in the same period of the previous fiscal year.

(Note) Fullcast Growing School Co., Ltd. was acquired by Fullcast Co., Ltd. as of January 1, 2007.

(3) Operating Results by Business Segment

Q1 of FY2007:
First quarter of the fiscal year ending September 2007 (Three months from October 1, 2006 to December 31, 2006)

Q1 of FY2006:
First quarter of the fiscal year ended September 2006 (Three months from October 1, 2005 to December 31, 2005)

Spot Business (Million yen)

	Q1 of FY2007	Q1 of FY2006	YoY change
Net sales	15,577	11,573	34.6%
Operating income	1,158	991	16.9%
Operating income ratio	7.4%	8.6%	–

Factory Business

	Q1 of FY2007	Q1 of FY2006	YoY change
Net sales	5,092	3,681	38.3%
Operating income	206	81	153.2%
Operating income ratio	4.0%	2.2%	–

Technology Business

	Q1 of FY2007	Q1 of FY2006	YoY change
Net sales	4,017	3,546	13.3%
Operating income	238	220	8.0%
Operating income ratio	5.9%	6.2%	–

Office Business

	Q1 of FY2007	Q1 of FY2006	YoY change
Net sales	2,605	1,575	65.4%
Operating income	88	52	68.4%
Operating income ratio	3.4%	3.3%	–

Other Business

	Q1 of FY2007	Q1 of FY2006	YoY change
Net sales	752	167	351.3%
Operating income	- 18	- 41	–
Operating income ratio	- 2.5%	- 24.8%	–

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2007 Fiscal Year

For the fiscal year ending September 2007, Fullcast is forecasting consolidated net sales of 116,000 million yen, up 28.7% from the same period last year, consolidated operating income of 7,000 million yen, up 48.4%, consolidated ordinary income of 7,000 million yen, up 53.8%, and consolidated current net income of 3,700 million yen, up 25.8%.

There are no changes to be made to our projected operating results as of October 31, 2006.

The outlook by business segment is as follows:

1) Spot Business

Order-receiving trends

- Human resources outsourcing needs are expected to remain firm across the nation, irrespective of scale.
- Orders from companies should grow as they have some difficulty in hiring part-time workers on their own.
- Orders can be expected to increase as we step up the opening of new offices and increase the density of our office network.

Hiring trends

- The number of staff members hired should grow, with improved hiring activities using the Internet and mobile phones.

2) Factory Business

Order-receiving trends

- Demand for dispatched human resources can be expected to register continue growth thanks to strong productive activities in manufacturing.

Hiring trends

- It can be expected that the number of staff members hired and the retention ratio will rise as we develop an employment environment that meets the needs of staff who desire to be employed.
- The Group is stepping up efforts to urge those formerly employed to continue working for us, which will likely encourage their reemployment.

3) Technology Business

Order-receiving trends

- Demand for dispatched engineers and technical experts can be expected to remain strong in the development/design divisions of manufacturing companies.
- As companies invest aggressively in computerization, orders for system development projects should continue to grow.
- The number of orders is expected to increase, driven by bolstered marketing of package systems developed in-house.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

Other

- As we bolster the risk/quality management system in the entrusted development unit, we will curb potentially unprofitable projects, which can contribute to deteriorating profit margins.

4) Office Business

Order-receiving trends

- Demand for staff dispatching services can be expected to increase with a timely and appropriate response to the outsourcing needs of corporate clients.
- Orders are expected to rise as more focus is placed on outplacement services.
- Orders from the sales support areas of corporate client with strong outsourcing needs should rise.

Hiring trends

- The number of staff members hired should grow, with improved hiring activities using the Internet and mobile phones.

5) Other Business

- The Group had acquired as of January 1, 2007 Fullcast Growing School Co., Ltd., a provider of education including training and guidance designed to develop the vocational aptitude of human resources, and is now taking steps to reduce costs.

(5) Changes in Consolidated Financial Condition

At the end of the first quarter of the current consolidated accounting period, cash and cash equivalents totaled 13,108 million yen, an increase of 1,202 million yen from 4,499 million yen at the end of the first quarter of the previous consolidated accounting period.

Cash flows from operating activities

Net cash used in operating activities in the first quarter of the current consolidated accounting period was 187 million yen, compared with 133 million yen used in the same time last year.

This was primarily attributable to the fact that net income before income taxes and minority interests was 1,383 million yen, trade receivable increased 903 million yen (trade payable increased 618 million yen) and income taxes paid were 1,033 million yen.

Cash flows from investing activities

Net cash used in investing activities in this first quarter was 946 million yen, compared with 51 million yen used in the previous year.

This was mainly attributable to the fact that expenditures incurred to acquire investment securities were 700 million yen, those incurred to acquire tangible fixed assets associated with the opening of business offices were 143 million yen and those incurred to acquire intangible fixed assets were 121 million yen.

Cash flows from financing activities

Net cash gained by financing activities in the first quarter under review was 2,334 million yen, compared with 4,683 million yen gained in the previous year.

The principal reason was that short-term borrowings increased 5,436 million yen on a net basis, while expenditures incurred to repurchase the Company's shares were 2,765 million yen.

<<Reference>>

(1) Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2007 (Consolidated)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year Ending Sep. 2007
	Million yen	Million yen	Million yen	Million yen	Million yen
Net sales	28,043	–	–	–	28,043
Gross profit	7,773	–	–	–	7,773
Operating income	1,395	–	–	–	1,395
Ordinary income	1,370	–	–	–	1,370
Income before income taxes and minority interests	1,383	–	–	–	1,383
Current net income	716	–	–	–	716
	Yen	Yen	Yen	Yen	Yen
Net income per share	2,632.67	–	–	–	2,632.67
Diluted net income per share	2,632.06	–	–	–	2,632.06
	Million yen	Million yen	Million yen	Million yen	Million yen
Total assets	40,387	–	–	–	40,387
Net assets *	11,972	–	–	–	11,972
	Yen	Yen	Yen	Yen	Yen
Net assets per share	45,374.95	–	–	–	45,374.95
	Million yen	Million yen	Million yen	Million yen	Million yen
Cash flows from operating activities	- 187	–	–	–	- 187
Cash flows from investing activities	- 946	–	–	–	- 946
Cash flows from financing activities	2,334	–	–	–	2,334
Cash and cash equivalents at end of period	13,108	–	–	–	13,108

* The net asset amount is presented after subtracting minority interest.

Fiscal year ended September 2006 (Consolidated)

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year Ended Sep. 2006
	Million yen	Million yen	Million yen	Million yen	Million yen
Net sales	20,541	21,939	21,729	25,954	90,163
Gross profit	5,729	6,129	5,968	7,390	25,216
Operating income	1,115	972	778	1,851	4,715
Ordinary income	1,089	931	733	1,796	4,550
Income before income taxes and minority interests	1,475	798	701	1,727	4,701
Net income	980	527	347	1,088	2,942
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,586.52	1,928.08	1,266.42	3,977.25	10,757.95
Diluted net income per share	3,583.07	1,922.18	1,263.49	3,972.61	10,736.22
	Million yen	Million yen	Million yen	Million yen	Million yen
Total assets	30,348	33,220	35,152	37,180	37,180
Net assets *	13,110	13,670	13,519	14,460	14,460
	Yen	Yen	Yen	Yen	Yen
Net assets per share	47,966.64	49,968.05	49,403.64	52,835.11	52,835.11
	Million yen	Million yen	Million yen	Million yen	Million yen
Cash flows from operating activities	- 133	321	993	1,386	2,567
Cash flows from investing activities	- 51	- 275	- 2,287	- 935	- 3,548
Cash flows from financing activities	4,683	1,259	2,569	- 1,792	6,719
Increase in cash and cash equivalents from merger of subsidiaries	–	–	72	–	72
Cash and cash equivalents at end of period	10,596	11,901	13,247	11,906	11,906

* The net asset amount is presented after subtracting minority interest.

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	15,577	–	–	–	15,577
	(2) Inter-segment sales or the amount of transfers	207	–	–	–	207
	Total	15,784	–	–	–	15,784
	Operating expenses	14,625	–	–	–	14,625
	Operating income or loss	1,158	–	–	–	1,158
	Operating income ratio	7.4%	–	–	–	7.4%
Fiscal year ended September 2006	(1) Sales to external customers	11,573	12,065	12,341	14,004	49,982
	(2) Inter-segment sales or the amount of transfers	171	171	195	412	949
	Total	11,744	12,236	12,535	14,416	50,931
	Operating expenses	10,753	11,393	11,771	13,083	47,000
	Operating income or loss	991	843	764	1,333	3,931
	Operating income ratio	8.6%	6.9%	6.2%	9.5%	7.9%

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	5,092	–	–	–	5,092
	(2) Inter-segment sales or the amount of transfers	6	–	–	–	6
	Total	5,098	–	–	–	5,098
	Operating expenses	4,892	–	–	–	4,892
	Operating income or loss	206	–	–	–	206
	Operating income ratio	4.0%	–	–	–	4.0%
Fiscal year ended September 2006	(1) Sales to external customers	3,681	4,074	3,960	4,421	16,135
	(2) Inter-segment sales or the amount of transfers	6	6	6	8	25
	Total	3,687	4,080	3,965	4,428	16,161
	Operating expenses	3,605	3,915	3,883	4,283	15,686
	Operating income or loss	81	166	82	145	475
	Operating income ratio	2.2%	4.1%	2.1%	3.3%	2.9%

Technology Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	4,017	–	–	–	4,017
	(2) Inter-segment sales or the amount of transfers	151	–	–	–	151
	Total	4,169	–	–	–	4,169
	Operating expenses	3,931	–	–	–	3,931
	Operating income or loss	238	–	–	–	238
	Operating income ratio	5.9%	–	–	–	5.9%
Fiscal year ended September 2006	(1) Sales to external customers	3,546	4,155	3,480	3,988	15,169
	(2) Inter-segment sales or the amount of transfers	5	18	65	83	170
	Total	3,551	4,172	3,545	4,071	15,339
	Operating expenses	3,331	3,943	3,477	3,670	14,421
	Operating income or loss	220	230	68	401	918
	Operating income ratio	6.2%	5.5%	2.0%	10.0%	6.1%

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	2.605	–	–	–	2.605
	(2) Inter-segment sales or the amount of transfers	76	–	–	–	76
	Total	2.681	–	–	–	2.681
	Operating expenses	2,594	–	–	–	2,594
	Operating income or loss	88	–	–	–	88
	Operating income ratio	3.4%	–	–	–	3.4%
Fiscal year ended September 2006	(1) Sales to external customers	1.575	1.490	1.471	2.841	7.377
	(2) Inter-segment sales or the amount of transfers	109	106	93	119	427
	Total	1.684	1.596	1.564	2.960	7.804
	Operating expenses	1.632	1.590	1.466	2.753	7.441
	Operating income or loss	52	5	98	208	363
	Operating income ratio	3.3%	0.3%	6.7%	7.3%	4.9%

Other Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	752	–	–	–	752
	(2) Inter-segment sales or the amount of transfers	1	–	–	–	1
	Total	753	–	–	–	753
	Operating expenses	772	–	–	–	772
	Operating income or loss	- 18	–	–	–	- 18
	Operating income ratio	- 2.5%	–	–	–	- 2.5%
Fiscal year ended September 2006	(1) Sales to external customers	167	156	477	700	1.500
	(2) Inter-segment sales or the amount of transfers	7	16	1	2	26
	Total	174	172	479	702	1,526
	Operating expenses	215	151	510	725	1,601
	Operating income or loss	- 41	21	- 31	- 23	- 75
	Operating income ratio	- 24.8%	13.5%	- 6.6%	- 3.2%	- 5.0%

(Notes) 1. Operating income by business category includes income posted within the Group from internal transactions.

2. Operating income ratio by business category is calculated by dividing net sales to external customers by operating income.

2. Consolidated Financial Statements for the First Quarter

(1) Consolidated Financial Statements for the First Quarter

1) Consolidated Balance Sheet for the First Quarter

(Thousand yen)

		As of December 31, 2006			As of December 31, 2005			As of September 30, 2006		
Category	Note No.	Amount		%	Amount		%	Amount		%
Assets										
I Current assets										
1 Cash and deposits			11,916,263			10,639,829			10,713,392	
2 Trade notes and accounts receivables			13,001,973			9,917,151			12,110,602	
3 Securities			1,199,483			—			1,201,436	
4 Inventories			691,270			656,093			530,687	
5 Other current assets			2,741,766			1,831,458			2,781,246	
Allowance for doubtful accounts			-117,458			- 104,592			- 114,013	
Total current assets			29,433,297	72.9		22,939,938	75.6		27,223,350	73.2
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings and structures	*1	739,141			676,454			733,329		
Accumulated depreciation		282,425	456,716		238,574	437,880		277,277	456,052	
(2) Machinery and vehicles		50,411			74,568			50,677		
Accumulated depreciation		35,688	14,723		42,375	32,192		35,260	15,417	
(3) Furniture and fixtures		1,877,849			1,212,565			1,740,444		
Accumulated depreciation		1,021,232	856,617		697,593	514,973		954,582	785,862	
(4) Land	*1		736,632			736,632			736,632	
Total tangible fixed assets			2,064,688	5.1		1,721,677	5.7		1,993,964	5.4
2 Intangible fixed assets										
(1) Software			1,130,859			967,236			1,135,233	
(2) Consolidation adjustments			—			1,335,031			—	
(3) Goodwill			2,479,183			—			2,520,972	
(4) Other			75,341			54,548			53,218	
Total intangible fixed assets			3,685,383	9.1		2,356,816	7.7		3,709,423	10.0
3 Investment and other assets										
(1) Investment securities	*2		2,368,398			1,287,037			1,690,519	
(2) Insurance reserve fund			572,455			525,928			552,554	
(3) Other			2,509,592			1,735,802			2,247,759	
Allowance for doubtful accounts			- 246,692			- 219,463			- 237,375	
Total investment and other assets			5,203,753	12.9		3,329,305	11.0		4,253,457	11.4
Total fixed assets			10,953,824	27.1		7,407,797	24.4		9,956,843	26.8
Total assets			40,387,121	100.0		30,347,736	100.0		37,180,194	100.0

(Thousand yen)

Category	Note No	As of December 31, 2006		As of December 31, 2005		As of September 30, 2006	
		Amount	%	Amount	%	Amount	%
Liabilities							
I Current liabilities							
1 Notes payable and accounts payable trade		458,885		443,267		489,063	
2 Short-term borrowings	*1	10,084,000		3,483,367		4,648,300	
3 Current portion of long-term debt	*1	1,525,608		881,048		1,436,528	
4 Accounts payable-other		3,812,327		2,253,023		3,162,624	
5 Accrued expenses payable		2,618,228		2,026,664		2,436,878	
6 Income taxes payable		441,675		343,590		1,091,190	
7 Accrued bonuses		674,529		481,418		1,063,532	
8 Other current liabilities		878,526		652,030		530,336	
Total current liabilities		20,493,778	50.7	10,564,405	34.8	14,858,451	40.0
II Fixed liabilities							
1 Corporate bonds		—		300,000		—	
2 Long-term debt	*1	4,558,190		3,154,138		4,517,292	
3 Allowance for employee retirement benefits		492,180		351,952		461,905	
4 Other fixed liabilities		62,259		206,239		64,947	
Total fixed liabilities		5,112,629	12.7	4,012,329	13.2	5,044,144	13.5
Total liabilities		25,606,407	63.4	14,576,734	48.0	19,902,595	53.5

(Thousand yen)

	Category	Note No.	As of December 31, 2006 Amount		%	As of December 31, 2005 Amount		%	As of September 30, 2006 Amount		%
	Minority interests										
	Minority interests			—	—		2,661,145	8.8		—	—
	Shareholders' equity										
I	Common stock			—	—		3,464,100	11.4		—	—
II	Capital surplus			—	—		3,018,338	9.9		—	—
III	Retained surplus			—	—		6,511,107	21.5		—	—
IV	Net unrealized holding gains on securities			—	—		306,524	1.0		—	—
V	Treasury stock			—	—		- 190,212	- 0.6		—	—
	Total shareholder's equity			—	—		13,109,857	43.2		—	—
	Total liabilities, minority interests and shareholders' equity			—	—		30,347,736	100.0		—	—
	Net assets										
I	Owners' equity										
1.	Common stock			**3,464,100**	**8.6**		—			3,464,100	9.3
2.	Capital surplus			**3,101,759**	**7.7**		—			3,100,025	8.3
3.	Retained surplus			**8,280,150**	**20.5**		—			7,992,097	21.5
4.	Treasury stock			**- 2,927,308**	**- 7.3**		—			- 163,172	- 0.4
	Total owners' equity			**11,918,701**	**29.5**		—	—		14,393,050	38.7
II	Valuation and translation adjustments:										
1.	Net unrealized holding gains on securities			**53,027**			—			67,340	
	Total Valuation and translation adjustments			**53,027**	**0.1**		—	—		67,340	0.2
III	Minority interests			**2,808,987**	**7.0**					2,817,208	7.6
	Total net assets			**14,780,715**	**36.6**		—	—		17,277,598	46.5
	Liabilities and net assets			**40,387,121**	**100.0**		—	—		37,180,194	100.0

2) Consolidated Profit and Loss Statement for the First Quarter

(Thousand yen)

			October 1, 2006 to December 31, 2006			October 1, 2005 to December 31, 2005			October 1, 2005 to September 30, 2006	
Category		Note No.	Amount		%	Amount		%	Amount		%
I	Net sales			28,042,954	100.0		20,541,332	100.0		90,163,256	100.0
II	Cost of sales			20,269,732	72.3		14,812,257	72.1		64,947,276	72.0
	Gross profit			7,773,222	27.7		5,729,075	27.9		25,215,980	28.0
III	Selling, general and administrative expenses	*1		6,378,485	22.7		4,614,272	22.5		20,500,565	22.8
	Operating income			1,394,738	5.0		1,114,802	5.4		4,715,414	5.2
IV	Non-operating income										
1	Interest income		1,783			277			2,718		
2	Rental income		4,858			3,218			19,067		
3	Equity in earnings of affiliates		19,370			26,614			35,765		
4	Other		37,581	63,591	0.2	44,675	74,784	0.4	85,915	143,465	0.1
V	Non-operating expenses										
1	Interest expense		26,326			13,825			64,288		
2	Expenses related to listing on Stock Exchange		—			22,519			22,519		
3	New stock issue expenses		171			18,466			24,571		
4	Provision of allowance for doubtful accounts		7,013			16,557			—		
5	Business commence expense		8,224			—			47,567		
6	Other		46,874	88,609	0.3	29,654	101,019	0.5	150,022	308,968	0.3
	Ordinary income			1,369,719	4.9		1,088,567	5.3		4,549,911	5.0
VI	Extraordinary income										
1	Gain on sale of investment securities		—			10,000			16,530		
2	Gain on sale of affiliate stocks		—			—			9,239		
3	Reversal of allowances for doubtful accounts		21,631			18,156			23,036		
4	Gain on change in share-holding ratio	*2	—	21,631	0.1	422,790	450,946	2.2	398,400	447,206	0.5
VII	Extraordinary loss										
1	Loss on sales of fixed assets	*3	—			—			133		
2	Loss on disposal of fixed assets	*4	7,383			18,214			39,621		
3	Loss on sale of affiliate stocks		—			—			16,948		
4	Penalty	*5	—			17,000			17,000		
5	Loss on disposal of lease deposits		—			29,415			31,268		
6	Allowance for officers' retirement benefits	*6	—			—			165,000		
7	Loss on change of share-holding ratio	*7	838	8,221	0.0	—	64,629	0.3	26,133	296,103	0.3
	Income before income taxes and minority interests			1,383,129	5.0		1,474,885	7.2		4,701,015	5.2
	Corporate, residential and enterprise taxes		412,123			301,279			1,906,724		
	Corporate tax adjustment		205,640	617,763	2.2	142,816	444,095	2.2	- 345,644	1,561,081	1.7
	Minority interests (or loss)			49,451	0.2		50,552	0.2		197,593	0.2
	Net income			715,914	2.6		980,238	4.8		2,942,341	3.3

3) Consolidated Retained Surplus Statement for the First Quarter

(Thousand yen)

Category	Note No.	October 1, 2005 to December 31, 2005 Amount	
Capital surplus			
I Capital surplus at beginning of period			**3,018,338**
II Capital surplus at end of period			**3,018,338**
Retained surplus			
I Retained surplus at beginning of period			**5,804,181**
II Increase in retained surplus			
1 Net income		**980,238**	**980,238**
III Decrease in retained surplus			
1 Dividends paid		**273,312**	**273,312**
IV Retained surplus at end of period			**6,511,107**

4) Consolidated Statements of Shareholders' Equity

First quarter of the current consolidated fiscal year (October 1, 2006 – December 31, 2006)

(Thousand yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464,100	3,100,025	7,992,097	-163,172	14,393,050	67,340	67,340	2,817,208	17,277,598
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	- 410,534	—	- 410,534	—	—	—	- 410,534
Decrease due to exemption from equity-method	—	—	- 17,327	—	- 17,327	—	—	—	- 17,327
Net income	—	—	715,914	—	715,914	—	—	—	715,914
Purchase of company shares	—	—	—	- 2,764,710	- 2,764,710	—	—	—	- 2,764,710
Disposal of treasury stock	—	1,733	—	574	2,307	—	—	—	2,307
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	- 14,313	- 14,313	- 8,221	- 22,535
Total of increase/decrease during the current fiscal year	—	1,733	288,053	- 2,764,136	- 2,474,349	- 14,313	- 14,313	- 8,221	- 2,496,884
Balance December 31, 2006	3,464,100	3,101,759	8,280,150	- 2,927,308	11,918,701	53,027	53,027	2,808,987	14,780,715

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Thousand yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464,100	3,018,338	5,804,181	- 190,212	12,096,408	280,812	280,812	501,027	12,878,247
Net increase/decrease during the current fiscal year									
Cash dividends	—	—	- 683,664	—	- 683,664	—	—	—	- 683,664
Decrease due to newly consolidated subsidiaries	—	—	- 28,546	—	- 28,546	—	—	—	- 28,546
Decrease due to exemption from equity-method	—	—	- 42,215	—	- 42,215	—	—	—	- 42,215
Net income	—	—	2,942,341	—	2,942,341	—	—	—	2,942,341
Disposal of treasury stock	—	81,687	—	27,040	108,727	—	—	—	108,727
Net increase/ decrease during the current fiscal year except in owners' equity	—	—	—	—	—	- 213,472	- 213,472	2,316,182	2,102,709
Total of increase/decrease during the current fiscal year	—	81,687	2,187,916	27,040	2,296,642	- 213,472	- 213,472	2,316,182	4,399,352
Balance September 30, 2006	3,464,100	3,100,025	7,992,097	-163,172	14,393,050	67,340	67,340	2,817,208	17,277,598

5) Consolidated Cash Flows Statement for the First Quarter

(Thousand yen)

			October 1, 2006 to December 31, 2006	October 1, 2005 to December 31, 2005	October 1, 2005 to September 30, 2006
	Category	Note No	**Amount**	Amount	Amount
I	Cash flows from operating activities				
1	Income before income taxes and minority interests		**1,383,129**	1,474,885	4,701,015
2	Depreciation and amortization		**193,230**	148,186	710,326
3	Increase in allowance for doubtful accounts		**12,762**	33,168	42,820
4	Increase (decrease) in allowance for bonuses		**- 389,003**	- 410,425	119,517
5	Increase in allowance for employee retirement benefits		**31,118**	10,343	57,677
6	Interest and dividend income		**- 1,987**	- 6,037	- 11,930
7	Interest expenses		**26,326**	13,825	64,288
8	Loss on sales of fixed assets		**—**	—	133
9	Loss on disposal of fixed assets		**7,383**	18,214	39,621
10	Credit losses		**1,426**	2,368	6,692
11	Gain on sale of investment securities		**—**	- 10,000	- 16,530
12	Gain on sale of affiliate stocks		**—**	—	- 9,239
13	Loss on sale of affiliate stocks		**—**	—	16,948
14	New stock issue expenses		**171**	18,466	24,571
15	Amortization of goodwill		**41,789**	—	127,750
16	Amortization of goodwill		**—**	1,800	—
17	Amortization of consolidated adjustment accounts		**—**	16,899	—
18	Equity in earnings of affiliates		**- 19,370**	- 26,614	- 35,765
19	Gain on change in share-holding ratio		**—**	- 422,790	- 398,400
20	Loss on change of share-holding ratio		**838**	—	26,133
21	Increase in trade receivable		**- 902,556**	- 446,845	- 2,297,680
22	Increase (decrease) in inventories		**- 160,583**	- 179,970	- 44,893
23	Increase (decrease) in trade payable		**618,010**	498,594	914,447
24	Increase in accrued expenses payable		**179,016**	177,932	437,427
25	Increase (decrease) in insurance reserve fund		**- 19,901**	- 25,464	- 46,555
26	Increase (decrease) in accrued income		**7,573**	597,850	1,069,238
27	Other		**- 141,263**	- 254,245	- 566,587
	Subtotal		**868,109**	1,230,138	4,931,026
28	Interest and dividend received		**2,237**	6,034	11,499
29	Interest paid		**- 23,938**	- 11,323	- 64,217
30	Income taxes paid		**- 1,032,996**	- 1,357,553	- 2,311,000
	Net cash provided by (used in) operating activities		**- 186,589**	- 132,704	2,567,308

Category	Note No.	October 1, 2006 to December 31, 2006 Amount	October 1, 2005 to December 31, 2005 Amount	October 1, 2005 to September 30, 2006 Amount
II Cash flows from investing activities				
1 Purchase of time deposits		- 700	- 2,801	- 7,603
2 Proceeds from refund of time deposits		1,750	—	77,227
3 Purchase of tangible fixed assets		- 143,414	- 54,699	- 603,462
4 Proceeds from sales of tangible fixed assets		—	131	13,242
5 Purchase of intangible fixed assets		- 121,027	- 107,784	- 529,468
6 Purchase of acquisition of investment securities		- 700,468	- 100	- 948,500
7 Proceeds from sales of investment securities		—	10,000	38,021
8 Proceeds from collection on equity in investment securities		—	—	28,766
9 Advanced for loans receivable		-2,326	- 22,799	- 86,329
10 Collection on loans receivable		20,598	6,574	88,320
11 Payment for the acquisition of shares in subsidiary		—	—	- 15,000
12 Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	—	—	- 36,802
13 Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	—	131,971	- 1,596,665
14 Other		—	- 11,118	30,179
Net cash provided by (used in) investing activities		- 945,588	- 50,626	- 3,548,075
III Cash flows from financing activities				
1 Increase (decrease) in short-term borrowings		5,435,700	425,199	1,611,630
2 Proceeds from long-term debt		500,000	4,000,000	6,800,000
3 Repayments of long-term debt		- 370,022	- 223,622	- 1,667,832
4 Payments of redemption of corporate bonds		—	—	- 300,000
5 Expenditure incurred by acquisition of own stocks		- 2,764,710	—	—
6 Proceeds from disposal of treasury stocks (exercise of stock option rights)		2,307	—	108,727
7 Proceeds from payment by minority shareholders		1,800	775,622	909,165
8 Payments of dividends		- 410,949	-273,487	- 682,417
9 Payments of dividends to minority shareholders		- 59,621	- 8,000	- 40,923
10 Other		- 362	- 13,148	- 19,402
Net cash provided by (used in) financing activities		2,334,144	4,682,564	6,718,948
IV Exchange gain/loss on cash and cash equivalents		—	—	- 235
V Net increase (decrease) in cash and cash equivalents		1,201,968	4,499,234	5,737,945
VI Cash and cash equivalents at beginning of period		11,906,175	6,096,592	6,096,592
VII Net increase in cash and cash equivalents due to newly consolidated subsidiaries		—	—	71,637
VIII Cash and cash equivalents at end of period	*1	13,108,143	10,595,826	11,906,175

Significant Accounting Policies in the Preparation of the First Quarter Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 22	Fullcast Technology Co., Ltd.	Top Spot Co., Ltd.
	Fullcast Factory Co., Ltd.	Oneday Job Style Co., Ltd.
	Fullcast Central Co., Ltd.	Neo Partners Co., Ltd.
	Apayours Co., Ltd.	Fullcast Acvance Co., Ltd.
	Fullcast Finance Co., Ltd.	Nisso Co., Ltd.
	Amusecast Co., Ltd.	Niscom Inc.
	Asia Pacific System Research Co., Ltd.	Solution Development Co., Ltd.
	Fullcast HR Institute Co., Ltd.	Fullcast Marketing Co., Ltd.
	Fullcast Growing School Co., Ltd.	Toa System Co., Ltd.
	Best Staff Co., Ltd.	Fullcast Stylish Work Co., Ltd.
	Casting Bank Co., Ltd.	Job Choice Tokai Co., Ltd.

(Note) 1. Fullcast Acvance Co., Ltd. changed its name to Nihon Sogo Security Guard Co., Ltd. on October 1, 2006.

2. Job Choice Tokai Co., Ltd. was established on October 18, 2006 and included in the scope of consolidation.

3. Neo Partners Co., Ltd. was dissolved with the resolution of an extraordinary general meeting of shareholders held on November 30, 2006 and is currently in the process of being liquidated.

2. Matters concerning the application of the equity method

Affiliate accounted for by the equity method: 3	Fullcast Sports Co., Ltd.
	Fullcast Drive Co., Ltd.
	Net it Works, Inc.
Affiliate not accounted for by the equity method: 1	ICS Research, Inc.

(Note) 1. Fullcast Drive Co., Ltd. was a non-equity method affiliate until the previous fiscal year, as its impact on the net profit and loss and retained earnings, etc. of the Company was minimal. As its relative importance has increased, however, it has been an equity method affiliate since the first quarter of the current fiscal year.

2. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the consolidated fiscal year in review.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

The fiscal year settlement dates of the consolidated subsidiaries are the same as the settlement date of the Company.

4. Matters concerning significant accounting policies

(1) Valuation criteria and methods for principal assets

(i) Securities

· Other securities

Securities with market quotations

Other securities that have market value are carried at fair value on the first quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.)

Securities without market quotations

Securities without market quotations are stated at cost, with cost being determined by the weighted-average method.

Capital injection in investment limited partnerships and other similar associations (those deemed as securities according to Article 2, Paragraph 2 of the Securities and Exchange Law) is evaluated using the net equity on the most recent statement of accounts available on the date of settlement report stipulated in the partnership agreement.

(ii) Derivatives

Market value method

(iii) Inventories

a. Goods, raw materials and supplies: They are stated at cost determined primarily by the first-in-first-out method.

b. Work in process and products: They are stated at cost, with cost being determined by the specific identification method.

(2) Depreciation method for major depreciable assets

(i) Tangible fixed assets

Declining-balance method

Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method.

The useful life of principal assets is as follows:

Buildings and structures:	3-56 years
Machinery and vehicles:	2-10 years
Furniture and fixtures:	3-20 years

(ii) Intangible fixed assets

Straight-line method

The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.

As for software intended for commercial use, whichever larger amount is given, mainly amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.

(3) Deferred assets

Shares delivery expenses and preopening expenses

The entire amount is expensed at the time of payment.

(4) Recognition of significant allowances

(i) Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.

(ii) Accrued bonuses

As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first quarter among the estimated amount for the fiscal year.

(iii) Allowance for employee retirement benefits

To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first quarter mainly based on projected benefit obligations and pension assets at the end of the first quarter. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.

(5) Translation of significant foreign currency-denominated assets and liabilities

Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first quarter settlement date. Translation gain or loss is accounted as profit or loss.

(6) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.

(7) Accounting for major hedges

(i) Hedge accounting method

The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.

(ii) Hedge method and hedged transaction

a. Hedge method: Interest rate swap

b. Hedged transaction: Interests on borrowings

(iii) Hedging policy

The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.

(iv) Evaluation of hedge effectiveness

Interest rate swap transactions

In principle, the Company assesses the effectiveness of individual hedge transactions at the end of the consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedge method and the hedged transaction.

(8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements

All amounts stated are exclusive of national consumption tax and local consumption tax.

5. Scope of cash and cash equivalents on fiscal year consolidated cash flows statements

For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.

Changes in Significant Accounting Policies in the Preparation of the First Quarter Financial Statements

Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2003), the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7, December 27, 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10, December 27, 2005) from the first quarter of the current fiscal year.
This application has no impact on the profit and loss of the Company.

Notes on Consolidated Balance Sheet for the First Quarter

(Thousand yen)

As of December 31, 2006	As of December 31, 2005	As of September 30, 2006
*1. ————	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 220,536 Land 606,469 Total 827,005 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,650,000 Long-term debt 3,079,706 [Current portion of long-term debt] [675,568] Total 4,729,706	*1. ————
*2. ————	*2. ————	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 776,491
3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,248,590 Lending 1,027,701 Balance 220,889	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 991,420 Lending 784,684 Balance 206,736	3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,814,340 Lending 951,142 Balance 863,198
6. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first quarter is as follows: Limit of overdraft account 15,478,750 Borrowing 9,926,000 Balance 5,552,750	6. The Company and two of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first quarter is as follows: Limit of overdraft account 12,550,000 Borrowing 3,324,867 Balance 9,225,133	6. The Company and three of its consolidated subsidiariessigned an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 14,518,750 Borrowing 4,523,200 Balance 9,995,550

Notes on Consolidated Profit and Loss Statement for the First Quarter

(Thousand yen)

Oct. 1, 2006- Dec. 31, 2006		Oct. 1, 2005- Dec. 31, 2005		Oct. 1, 2005- Sep. 30, 2006	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	1,577,338	Salaries and wages	1,215,704	Salaries and wages	5,599,086
Miscellaneous wages	974,543	Miscellaneous wages	631,434	Miscellaneous wages	3,005,159
Legal welfare	284,316	Legal welfare	199,192	Legal welfare	900,596
Provision of accrued bonuses	293,868	Provision of accrued bonuses	212,935	Provision of accrued bonuses	473,305
Retirement benefit expenses	62,028	Retirement benefit expenses	38,452	Retirement benefit expenses	199,728
Communications expenses	273,721	Communications expenses	186,478	Communications expenses	897,766
Advertisement and sales promotion	146,615	Advertisement and sales promotion	119,552	Advertisement and sales promotion	621,123
Travel and transportation	302,836	Travel and transportation	193,156	Travel and transportation	862,445
Rents	548,559	Rents	405,058	Rents	1,838,668
Depreciation and amortization	156,997	Depreciation and amortization	122,307	Depreciation and amortization	620,312
Recruitment expense	632,246	Recruitment expense	483,091	Recruitment expense	1,875,064
Provision of allowance for doubtful accounts	32,720	Provision of allowance for doubtful accounts	34,767	Provision of allowance for doubtful accounts	82,736
Amortization of goodwill	32,419	Amortization of consolidated adjustment accounts	16,899	Amortization of goodwill	93,117
*2. ――――		*2. The gain on the change in equity resulted from the public stock offering at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*2. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	
*3. ――――		*3. ――――		*3. Significant components of loss on sales of fixed assets	
				Furniture and fixtures	133
*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets	
Buildings and structures	3,070	Machinery and vehicles	407	Buildings and structures	73
Machinery and vehicles	81	Furniture and fixtures	2,076	Machinery and vehicles	984
Furniture and fixtures	4,232	Software	15,731	Furniture and fixtures	3,105
Total	7,383	Total	18,214	Software	35,459
				Total	39,621
*5. ――――		*5. Penalty on a change in the contract period of management consignment contract.		*5. Penalty on a change in the contract period of management consignment contract.	
*6. ――――		*6. ――――		*6. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on Jun 29, 2005.	
*7. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*7. ――――		*7. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Asia Pacific System Research Co., Ltd.	

Notes on Consolidated Statement of Changes in Net Assets

First quarter of the current consolidated fiscal year (October 1, 2006 – December 31, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 9,857	(Note 2) 8	12,124
Total	2,275	9,857	8	12,124

(Note) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 9,857 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 8 shares

2. Matters concerning stock acquisition rights

Type of shares for stock acquisition rights	Number of shares for stock acquisition rights			
	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Common stock (shares)	3,848	–	(Note) 8	3,840
Total	3,848	–	8	3,840

(Note) The reason for the decrease in stock acquisition rights is as follows:

Exercise of stock option rights 8 shares

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	410,534 thousand yen	1,500 yen	September 30, 2006	December 22, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

There are no relevant matters.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

2. Matters concerning stock acquisition rights

Type of shares for stock acquisition rights	Number of shares for stock acquisition rights			
	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Common stock (shares)	2,229	(Note 1) 1,996	(Note 2) 377	3,848
Total	2,229	1,996	377	3,848

(Note) 1. The reason for the increase in stock acquisition rights is as follows.

Grant of stock option rights to officers and employees, etc. 1,996 shares

2. The reason for the decrease in stock acquisition rights is as follows:

Exercise of stock option rights 377 shares

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273,312 thousand yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410,352 thousand yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
To be approved at a meeting of shareholders on December 21, 2006	Common stock	410,534 thousand yen	1,500 yen	September 30, 2006	June 6, 2006

Notes on Consolidated Cash Flows Statement for the First Quarter

(Thousand yen)

Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005	Oct. 1, 2005 - Sep. 30, 2006
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 11,916,263 Fixed deposits with original maturities of over 3 months -7,604 Commercial paper 999,267 Money market funds 200,216 Cash and cash equivalents 13,108,143	*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 10,639,829 Fixed deposits with original maturities of over 3 months - 44,003 Cash and cash equivalents 10,595,826	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 10,713,392 Fixed deposits with original maturities of over 3 months - 8,654 Investment trusts included in securities account 501,610 Commercial paper 499,721 Money market funds 200,106 Cash and cash equivalents 11,906,175
*2. ――――	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the stock. Current assets 5,509,986 Fixed assets 585,957 Consolidation adjustments 1,351,930 Current liabilities 1,058,864 Fixed liabilities 353,053 Minority interest 1,752,762 Acquisition price of the company's shares 4,283,194 Cash and cash equivalents held by the company -4,415,164 Net expenditure for acquisition of the company (minus indicates proceeds) -131,971	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 5,509,986 Fixed assets 585,957 Goodwill 1,351,930 Current liabilities 1,058,864 Fixed liabilities 353,053 Minority interest 1,752,762 Acquisition price of the company's shares 4,283,194 Cash and cash equivalents held by the company - 4,415,164 Net expenditure for acquisition of the company (minus indicates proceeds) - 131,971 The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 839,968 Fixed assets 92,845 Goodwill 215,543 Current liabilities 332,004 Fixed liabilities 120,732 Acquisition price of the companies' shares 695,621 Cash and cash equivalents held by the companies - 99,844 Net expenditure for acquisition of the companies 595,777

Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005	Oct. 1, 2005 - Sep. 30, 2006
		The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 75,650 Fixed assets 6,599 Goodwill 31,435 Current liabilities 11,164 Fixed liabilities 44,743 Minority interest 2,462 Acquisition price of the company's shares 55,315 Cash and cash equivalents held by the company - 50,150 Net expenditure for acquisition of the company 5,165 The following shows a breakdown of assets and liabilities at the start of consolidation of fullcastmarketing. Corp. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 337,052 Fixed assets 156,040 Goodwill 797,439 Current liabilities 287,938 Acquisition price of the company's shares 1,002,593 Cash and cash equivalents held by the company - 15,813 Net expenditure for acquisition of the company 986,780 The following shows a breakdown of assets and liabilities at the start of consolidation of Toa System Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 96,651 Fixed assets 156,204 Goodwill 180,859 Current liabilities 22,266 Fixed liabilities 367,223 Minority interest - 106,376 Acquisition price of the company's shares 150,600 Cash and cash equivalents held by the company - 9,686 Net expenditure for acquisition of the company 140,914

Oct. 1. 2006 - Dec. 31. 2006	Oct. 1. 2005 - Dec. 31. 2005	Oct. 1. 2005 - Sep. 30. 2006
*3. ――――――	*3. ――――――	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 137,861 Fixed assets 39,350 Current liabilities 105,328 Minority interest 35,223 Gain on sale of stock in affiliate 9,239 Sales price of the company's stock 45,900 Cash and cash equivalents held by the company - 47,802 Net proceeds from sale of the company's stock (minus indicates expenditures) - 1,902 The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company. Current assets 192,837 Fixed assets 8,828 Current liabilities 128,097 Fixed liabilities 14,725 Minority interest 20,595 Loss on sale of stock in affiliate - 10,948 Sales price of the company's stock 27,300 Cash and cash equivalents held by the company - 62,200 Net proceeds from sale of the company's stock (minus indicates expenditures) - 34,900

Securities

First quarter of the current consolidated fiscal year (as of December 31, 2006)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of December 31, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427,531	543,654	116,123
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	196,794	197,436	642
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624,325	741,090	116,765

2. Securities without market quotations (Thousand yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	785,197
(2) Other securities	
Non-listed stocks	817,577
Investment in partner and others	24,534
Money Management Fund	200,216
Commercial paper	999,267

First quarter of the previous consolidated fiscal year (as of December 31, 2005)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of December 31, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,144	948,639	525,495
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	423,144	948,639	525,495

2. Securities without market quotations (Thousand yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	100,000
Affiliate stocks	62,460
(2) Other securities	
Non-listed stocks	113,635
Investment in partner and others	62,303

Previous consolidated fiscal year (As of September 30, 2006)

1. Securities with market quotations

Other securities (Thousand yen)

Category	As of September 30, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427,263	566,690	139,426
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	196,794	197,161	367
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624,057	763,850	139,793

2. Securities without market quotations (Thousand yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stock	776,491
(2) Other securities	
Non-listed stocks	124,040
Investment in partner and others	26,137
Money Management Fund	201,106
Commercial paper	499,721
Fund	501,610

Segment Information

First quarter of the current consolidated fiscal year (October 1, 2006 – December 31, 2006) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales								
(1) Sales to external customers	15,576,679	5,092,407	4,017,273	2,604,776	751,820	28,042,954	—	28,042,954
(2) Inter-segment sales or transfers	206,999	5,639	151,404	76,363	1,400	441,806	(441,806)	—
Total	15,783,678	5,098,045	4,168,677	2,681,139	753,220	28,484,760	(441,806)	28,042,954
Operating expenses	14,625,430	4,892,089	3,930,918	2,593,609	771,668	26,813,713	(165,496)	26,648,217
Operating income or loss	1,158,249	205,956	237,759	87,530	- 18,447	1,671,047	(276,309)	1,394,738

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Office Business: Clerical work contracting, clerical manpower dispatching
   (5) Other Business: Restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 262,106 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First quarter of the previous consolidated fiscal year (October 1, 2005 – December 31, 2005) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales								
(1) Sales to external customers	11,572,729	3,680,987	3,546,148	1,574,890	166,578	20,541,332	—	20,541,332
(2) Inter-segment sales or transfers	171,199	5,599	5,151	109,168	7,115	298,231	(298,231)	—
Total	11,743,928	3,686,586	3,551,298	1,684,058	173,693	20,839,563	(298,231)	20,541,332
Operating expenses	10,752,983	3,605,258	3,331,134	1,632,080	215,072	19,536,526	(109,997)	19,426,529
Operating income or loss	990,945	81,328	220,165	51,978	- 41,379	1,303,037	(188,235)	1,114,802

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Office Business: Clerical work contracting, clerical manpower dispatching, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 200,371 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006) (Thousand yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales								
(1) Sales to external customers	49,982,169	16,135,481	15,168,889	7,376,986	1,499,732	90,163,256	—	90,163,256
(2) Inter-segment sales or transfers	948,798	25,209	170,436	426,972	26,425	1,597,840	(1,597,840)	—
Total	50,930,967	16,160,690	15,339,325	7,803,958	1,526,157	91,761,096	(1,597,840)	90,163,256
Operating expenses	47,000,440	15,685,808	14,420,830	7,440,626	1,600,680	86,148,383	(700,542)	85,447,842
Operating income or loss	3,930,527	474,882	918,495	363,332	- 74,523	5,612,713	(897,298)	4,715,414

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Office Business: Clerical work contracting, clerical manpower dispatching, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 965,773 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first quarter, the previous-year consolidated first quarter and the previous consolidated fiscal year.

Overseas sales

There are no overseas sales in the first half of the current consolidated fiscal year. Overseas sales are not presented since they accounted for less than 10% of consolidated sales in the previous-year consolidated first quarter and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005	Oct. 1, 2005 - Sep. 30, 2006
Shareholders' equity per share ¥45,374.95	Shareholders' equity per share ¥47,966.64	Shareholders' equity per share ¥52,835.11
Net income per share (basic) in Q1 ¥2,632.67	Net income per share (basic) in Q1 ¥3,586.52	Net income per share (basic) ¥10,757.95
Net income per share (diluted) in Q1 ¥2,632.06	Net income per share (diluted) in Q1 ¥3,583.07	Net income per share (diluted) ¥10,736.22

Notes:

1. The following is the base to calculate the net income per share for the first quarter and diluted net income per share for the first quarter.

(Thousand yen)

Item	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005	Oct. 1, 2005 - Sep. 30, 2006
Net income	715,914	980,238	2,942,341
Net income (basic)	715,914	980,238	2,942,341
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	271,934 shares	273,312 shares	273,503 shares
Net income adjustment for the first quarter	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first quarter Stock acquisition rights	63 shares	262 shares	553 shares
Increase in common shares	63 shares	262 shares	553 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	–	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

February 5, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007. The accounts for the first quarter of the fiscal year ending September 2007 have been finalized, and we have revised the December results. Changed figures have been underlined.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918									
Accumulative	8,949	18,125	28,043									
Year on Year	136.8%	135.9%	136.5%									
Rate of progress	7.7%	15.6%	24.2%									

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In the December monthly results, the Factory Business registered a healthy improvement (with sales rising 43.0% from the previous quarter, to 1,791 million yen) and the Spot Business remained solid (with sales up 32.4%, to 5,592 million yen). As a result, consolidated sales reached 9,918 million yen, rising 37.7% quarter on quarter.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

February 5, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice Concerning Broadcast News (Report on Progress)

Fullcast Co., Ltd. express its sincere apologies to registered staff, customers and other stakeholders for any inconvenience and concern arising in connection with the search of our premises at the Head Office and Sendai Branch, in which documents were seized, by Sendai Minami Police Station, Miyagi Prefectural Police Department, on January 12, 2007. The searches were conducted in response to a suspected violation of the Worker Dispatch Law, concerning the dispatch of our registered personnel for prohibited security services.

Fullcast has been endeavoring to clarify the facts of this suspected violation, which is now being investigated. This has, however, been difficult, even though three weeks have already elapsed, as large volumes of documents were seized. We will continue to cooperate and monitor the outcome of the investigation.

To improve our compliance, our Company has conducted additional compliance seminars targeting the management and employees at the forefront of our daily business activities. We anticipate completing the seminars for all employees at all of our offices nationwide by the end of the month. Not only permanent employees but also part-time workers will be taking part in the seminars at all of our offices by the end of the month.

We again apologize for any trouble caused.

Thank you.

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Purchasing Condition Report of Treasury Stock

Fullcast Co., Ltd

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of January 31, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10, 000	3, 000, 000, 000
Treasury stocks acquired in the reporting month (date of acquisition)	January 4	281	77, 119, 000
	January 5	12	3, 324, 000
	January 9	102	28, 764, 000
	January 11	542	165, 624, 000
	January 12	542	163, 798, 000
Total	—	1, 479	438, 629, 000
Total treasury stocks acquired as of the end of the reporting month		4, 571	1, 284, 533, 000
Progress in acquisition of treasury stocks (%)		45. 7	42. 8

2. Processing

No applicable item

3. Holdings

As of January 31, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275, 964
Number of treasury stocks held	13, 603

END